ENERGY TRANSFER PARTNERS, L.P.

2838 Woodside Street

Dallas, Texas 75204

February 21, 2006

VIA FACSIMILE (202-772-9204) AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: H. Christopher Owings

Re:	Energy Transfer Partners, L.P.
Registration Statement on Form S-4
(Registration No. 333-129920)

Ladies and Gentlemen:

The undersigned Registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the same will be effective at 12:00 noon (Eastern Standard Time) on Thursday, February 23, 2006, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, accelerate the effectiveness of the Registration Statement, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in accelerating the effectiveness of the Registration Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in accelerating the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Eric L. Jacobson at (312) 558-6063 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

ENERGY TRANSFER PARTNERS, L.P.

By:	/s/ H. MICHAEL KRIMBILL
Name:	H. Michael Krimbill
Title:	President and
Chief Financial Officer

cc:	Pradip Bhaumik